Western Asset Worldwide Income Fund Inc.
Announces Shareholder Approval of Proposal
To Amend Investment Objectives, Effectiveness of
Changes to Non-Fundamental Investment Policies and Election of Directors

NEW YORK, April 28, 2008 Business Wire  Western Asset
Worldwide Income Fund Inc. (the Fund) (NYSE:SBW) announced today the results of the votes cast at the Funds annual meeting of shareholders held earlier today.
Shareholders voted to elect Leslie H. Gelb and Jeswald W.
Salacuse as Class I Directors of the Fund to hold office until the annual meeting of shareholders in the year 2011 or thereafter when their respective successors are duly elected and qualified.
Shareholders also voted to approve the proposal to amend the Funds investment objectives to allow for greater flexibility to invest in investment grade debt. The current investment objectives seek to maintain a high level of current income by investing primarily in a portfolio of high yield foreign sovereign debt securities and high yield non-U.S. and U.S. corporate debt securities. As a secondary objective, the Fund seeks capital appreciation. The newly approved investment objectives seek to maintain a high level of current income. As a secondary objective, the Fund seeks to maximize total return. This change is effective as of April 29, 2008.
The purpose of these changes to the Funds investment objectives and the changes to the Funds non-fundamental investment policies, which are described in detail below, is to broaden the investment opportunities of the Fund and to allow the Fund to invest a greater percentage of its assets in securities that are rated investment grade. As the emerging market sector has evolved and developed since the Funds inception in 1993, more fixed income securities issued by governments and corporations in emerging market countries (emerging market debt) have earned investment grade ratings. These improved ratings have resulted from issuers benefiting from substantial increases in commodity prices and increased fiscal responsibility on the part of the governments of emerging market countries.
Also effective as of April 29, 2008, are certain non-fundamental investment policy changes which were previously approved by the Funds Board of Directors and contingent on shareholder approval to amend the Funds investment objectives.
Under its previous non-fundamental investment policies, the Fund was limited to investing, under normal market conditions, at least 65% of the Fund?s total assets in high yield foreign sovereign debt securities. The Funds previous non-fundamental investment policies also permitted the Fund to invest up to 35% of its total assets in high yield non-U.S. and U.S. corporate debt securities.
Under the new non-fundamental investment policies, the Fund will invest, under normal market conditions, at least 65% of its total assets in securities of issuers that are, or are incorporated in or generate the majority of their revenue in, emerging market countries. The Fund will also be able to invest up to 35% of its total assets in a broad range of other U.S. and non-U.S. fixed income securities, both investment grade and high yield securities, including but not limited to corporate bonds, loans, mortgage- and asset-backed securities, preferred stock and sovereign debt, derivative instruments of the foregoing securities and dollar rolls. Under normal circumstances, the Fund will invest in securities of Fund will invest issuers located in at least four countries. For purposes of the new non-fundamental investment policies, a high yield debt security will be defined as any debt security that is rated below investment grade by a nationally recognized statistical rating organization or, if unrated, of equivalent quality as determined by the Funds investment manager. Also, for purposes of the new non-fundamental investment policies, emerging market country will be defined as any country which is, at the time of investment, represented in the JPMorgan Emerging Markets Bond Index
Global or categorized by the International Bank for Reconstruction and Development (World Bank), in its annual categorization, as middle or low-income.
It is important to note that these changes are expected to provide the portfolio managers with additional flexibility to select securities for the Funds portfolio and to address developments in the market, but other than potential investments made in investment grade emerging market debt, there is no expectation that dramatic changes in the Funds portfolio composition or investment approach will result.

Additional Information About Dollar Rolls, Mortgage-Backed
Securities and Asset-Backed Securities
Under the Fund?s amended non-fundamental investment policies, the Fund will be able to invest in dollar rolls, mortgage-backed securities and asset-backed securities as part of its investment strategies. Under a dollar roll transaction, the Fund sells securities for delivery in the current month, or sells securities it has purchased on a ?to-be-announced? basis, and simultaneously contracts to repurchase substantially similar (same type and coupon) securities on a specified future date. During the roll period, the Fund forgoes principal and interest paid on the purchased securities. Dollar rolls are speculative techniques involving leverage, and are considered borrowings by the Fund if the Fund does not establish and maintain a segregated account. In addition, dollar rolls involve the risk that the market value of the securities the Fund is obligated to repurchase may decline below the repurchase price. In the event the buyer of securities under a dollar roll files for bankruptcy or becomes insolvent, the Fund's use of proceeds may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund's obligation to repurchase the securities. Successful use of dollar rolls may depend upon the ability of the Funds investment manager to correctly predict interest rates and prepayments. There is no assurance that dollar rolls can be successfully employed.
Mortgage-backed securities may be issued by private companies or by agencies of the U.S. Government and represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Asset-backed securities represent participations in, or are secured by and payable from, assets such as installment sales or loan contracts, leases, credit card receivables and other categories of receivables. Certain debt instruments may only pay principal at maturity or may only represent the right to receive payments of principal or payments of interest on underlying pools of mortgages, assets or government securities, but not both. The value of these types of instruments may change more drastically than debt securities that pay both principal and interest during periods of changing interest rates. The Fund may obtain a below market yield or incur a loss on such instruments during periods of declining interest rates. Principal only and interest only instruments are subject to extension risk. For mortgage derivatives and structured securities that have imbedded leverage features, small changes in interest or prepayment rates may cause large and sudden price movements. Mortgage derivatives may be illiquid and hard to value in declining markets.
Western Asset Worldwide Income Fund Inc., a non-diversified closed-end investment management company, is advised by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., and is sub-advised by Western Asset Management Company and Western Asset
Management Company Limited, affiliates of the adviser.
Contact the Fund at 888-777-0102 for more information or consult the Funds web site at www.leggmason.com cef.

Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co., LLC,
212-857-8087